Mail Stop 3561

August 13, 2008

Mr. Wenxia Guo
President and Chief Executive Officer
Worldwide Biotech and Pharmaceutical Company
4 Fenghui South Road, Jie Zuo Mansion, 15th Floor, A10-11501
Xi'an, Shaanxi, P.R. China 710075

> **Re: Worldwide Biotech and Pharmaceutical Company**
> **Item 4.01 Form 8-K**
> **Filed June 27, 2008**
> **File No. 001-06914**

Dear Mr. Guo:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant